Shearson American REIT, Inc.
1601 N. 7th Street, Suite 340
Phoenix, Arizona 85283
Tel: (602) 743-7796

April 1, 2011

Mr. John Reynolds
US Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Shearson American REIT, Inc. Form 10 Amendment 3 Filed December 20, 2010 File No. 0-29627 SEC Comment Letter dated December 3, 2010

Dear Mr. Reynolds:

This letter is our response to your January 28, 2011 letter containing comments on the above noted Form 10, Amendment 3.  Concurrent with the filing of this letter, we have filed via EDGAR Amendment No. 4 to our Form 10 (the "Amendment") which incorporates, where appropriate, responses to your comments.

Comment 1:  We have revised the disclosure on page 11 to provide Item 13 of Form S-11 disclosure.

Comment 2:   We have revised our financial statements to reflect our development stage status.
In addition, concurrent with the filing of this letter we have filed an amended 2009 Form 10-K and  amended 2010 Form 10-Qs for each 2010 quarter to reflect our development stage status.

We respectfully submit the above response to your January 28, 2011comments on the Form 10, Amendment 3 filing by Shearson American REIT, Inc.  Please feel free to contact me directly with any questions.

ACKNOWLEGEMENT

Shearson American REIT, Inc. acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the feral securities laws of the United States.

So Acknowledged by Shearson American REIT, Inc.

By  /s/  John D. Glassgow on March 23, 2011
    John D. Glassgow, Chief Financial Officer

Sincerely,

/s/ John D. Glassgow
John D. Glassgow, CFO
Shearson American REIT, Inc.
Tel: (602) 743-7796